3/11/03

03012157

S[redacted]ES
[redacted]E COMMISSION
[redacted]20549

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49789

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Digital Coast Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Boulevard, Suite 400

(No. and Street)

Santa Monica	CA	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Montgomery (310) 260-6006

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

725 South Figueroa Street	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH, D.C. SECTION

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

3/17

OATH OR AFFIRMATION

I, James Montgomery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Digital Coast Partners, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer

Title

Notary Public

KRISTEN TADOKORO
Commission # 1315325
Notary Public - California
Los Angeles County
My Comm. Expires Jul 28, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED STATEMENT OF FINANCIAL CONDITION

Digital Coast Partners, LLC (a Delaware limited liability company)

December 31, 2002

with Report of Independent Auditors

Digital Coast Partners, LLC
(a Delaware limited liability company)

Audited Statement of Financial Condition

December 31, 2002

Contents

Ernst & Young

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Report of Independent Auditors

The Members
Digital Coast Partners, LLC

We have audited the accompanying statement of financial condition of Digital Coast Partners, LLC (a Delaware limited liability company) as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Digital Coast Partners, LLC (a Delaware limited liability company) as of December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 14, 2003

Digital Coast Partners, LLC
(a Delaware limited liability company)

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 5,165,582
Accounts receivable	327,641
Investments, at fair value (cost of $76,057)	76,057
Fixed assets, net of accumulated depreciation	214,585
Prepayments and other assets	67,825
Total assets	$ 5,851,690
Liabilities and members' equity	
Liabilities:	
Accrued expenses and other liabilities	$ 45,949
Distributions payable to members	170,000
Total liabilities	215,949
Commitments *(Note 6)*	
Members' equity	5,635,741
Total liabilities and members' equity	$ 5,851,690

See accompanying notes.

Digital Coast Partners, LLC
(a Delaware limited liability company)

Notes to Statement of Financial Condition

December 31, 2002

1. Organization

Digital Coast Partners, LLC (the Company) is a limited liability company organized pursuant to the Delaware Limited Liability Company Law. The Company was formed on December 1, 1999.

The Company is a boutique investment bank focused on merger and acquisition and private placement advisory services for middle market companies in the communications, technology, and media industries.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD) and various state regulatory agencies.

2. Significant Accounting Policies

The Company uses the accrual basis of accounting. Accordingly, income and expense are recorded as earned and incurred, respectively.

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts on deposit with major financial institutions and highly liquid investments with a maturity of three months or less.

Fixed Assets

Fixed assets are stated at cost. Depreciation and amortization is provided on the straight-line method over the estimated useful lives of the assets, ranging from three to five years, or the lease term, whichever is shorter. Expenditures for repairs and maintenance are charged to expense as incurred while renewals and improvements are capitalized. Useful lives by asset category are as follows:

Computers and equipment	3-5 years
Furniture and fixtures	3-5 years
Leasehold improvements	Estimated useful life, or remaining lease term, whichever is less

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Valuation of Investments

Investments are stated at market or estimated fair value at December 31, 2002. In making the valuation of its long-term investments, the Company took into account the cost of the investment to the Company, developments since the acquisition of the investment, the quoted prices of similar securities that are publicly traded, and other factors pertinent to the valuation of the investment. For those investments held by the Company at December 31, 2002, for which there is no public market, the Company has relied on financial data and representations of the investee, on its own estimates and on projections made by the investee as to the effect of future developments. Because of the uncertainty of valuation, the estimated value may differ significantly from the value that would have been used had a ready market for the investment existed and the difference could be material.

3. Income Taxes

The Company is generally not subject to federal or state taxes and, accordingly, no provision for income taxes has been made in the accompanying statement of financial condition. The members are required to report their proportionate share of income on their individual tax returns.

4. Fixed Assets

Fixed assets consist of the following at December 31, 2002:

Computers and equipment	$ 79,819
Furniture and fixtures	44,323
Leasehold improvements	214,746
Less accumulated depreciation	(124,303)
	$ 214,585

5. Distributions Payable

Distributions payable to members at December 31, 2002, represent distributions to be paid to members in respect of a "preferred return," as defined, calculated at a rate of 6% per annum on the average daily capital contribution of each member.

6. Commitments

The Company leases office facilities and equipment under various operating lease arrangements, expiring through December 10, 2010.

The following is a summary of future minimum lease payments under this lease:

Year ending December 31:	
2003	$ 709,762
2004	737,045
2005	765,642
2006	795,675
2007	823,677
Thereafter	2,644,947
	$ 6,476,748

In 2001, the Company entered into an agreement to sub-lease part of its office facilities to its affiliate, Palomar Ventures Management, LLC, for a term of four years, renewable annually thereafter until December 31, 2010. The following is a summary of future minimum lease receivable under this sublease:

Year ending December 31:	
2003	$ 244,508
2004	254,288
2005	42,655
	$ 541,451

The total rent receivable under the sub-lease agreement as of December 31, 2002, was $22,120.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. Summarized net capital information for the Company is as follows:

Net capital	$ 4,949,633
Required net capital	14,397
Excess net capital	$ 4,935,236
Ratio of aggregate indebtedness to net capital	4%